Exhibit 99.80

i-80 Gold Continues to Expand “South Pacific Zone” at Granite Creek

New Results Include 25.5 g/t Au over 5.5 m, 11.0 g/t Au over 9.1 m & 17.2 g/t Au over 4.2 m

Reno, Nevada, February 2, 2022 - i-80 GOLD CORP. (TSX:IAU) (OTCQX:IAUCF) (“i-80”, or the “Company”) is pleased to announce that continued drilling was successful in further delineating a new high-grade horizon, the South Pacific Zone (“SPZ”), at the Company’s Granite Creek Property (“Granite Creek” or “the Property”) located in Humboldt County, Nevada.

Surface drilling is targeting the expansion of mineralization at depth below, and to the north of, the mine workings at Granite Creek. The high-grade results received to-date from SPZ have exceeded expectations and suggests potential to substantively expand mineral resources on the Property. To-date, results have been received for the first of eleven (11) holes of sixteen (16) drill holes now completed to test the SPZ target with all drill holes that have reached the target returning impressive gold grades and widths of mineralization. Owing to the early success of the expansion drilling, the 2022 program has been expanded to ~30,000m of drilling and additional drill rigs have been added both on surface and underground.

Highlight results from SPZ drilling:

•	17.2 g/t Au over 3.8 m and 22.0 g/t Au over 3.4 m in hole iGS21-07
•	10.5 g/t Au over 3.8 and 8.0 g/t Au over 4.8 m in hole iGS21-08
•	17.2 g/t Au over 4.2 m in hole iGS21-10
•	25.5 g/t Au over 5.5 m in hole iGS21-11
•	11.0 g/t over 9.1 m including 15.5 g/t over 5.5 m in hole iGS21-12

Drilling of the SPZ has been elevated to the primary exploration target on the Property with multiple drill rigs completing delineation drilling as well as step-out drilling designed to continue to expand mineralization along strike and at depth where the deposit remains open. It is anticipated that SPZ will be included in a resource update following the 2022 drill campaign. High-grade mineralization occurs at the contact of the Upper and Lower Comus Formation rock units, and also associated with interpreted north to northeast striking splay faults resulting in multiple intercepts in some holes and remains wide open at depth and along strike to the north (see Figures 1 and 2).

“The consistency of high-grade gold mineralization in the South Pacific Zone is truly impressive as the ongoing drill program continues to demonstrate the significant upside opportunity at Granite Creek”, stated Ewan Downie, Chief Executive Officer of i-80. “Including programs at Ruby Hill and McCoy-Cove in 2022, we expect to drill in excess of 50,000 metres in 2022 with a goal of expanding our already enviable resource base.”

High-grade mineralization at Granite Creek occurs in a near-identical geological setting as that at Nevada Gold Mines’ (“NGM”), multi-million-ounce Turquoise Ridge Mine that is located immediately to the north (see Figure 3); proximal to a major regional fault (the Getchell or Range Front fault) on the eastern edge of the large Osgood Mountains intrusive complex. The Granite Creek deposit remains open at depth and along strike from the existing underground workings.

It is expected that refractory mineralization mined from the underground operation at Granite Creek will initially be trucked to Twin Creeks for processing, pursuant to the agreement with NGM, until such time that the Company’s Lone Tree facility is operational.

Table 1 - Summary Assay Results from SPZ Drilling

New 2021 Drill Results from SPZ at Granite Creek, estimated true widths 70-80%
Drillhole ID	Type	From (m)	To (m)	Length (m)	Au (g/t)
iGS21-07	Core	352.0	355.9	3.8	17.2
iGS21-07	Core	368.1	371.6	3.4	22.0
iGS21-08	Core	356.2	360.9	4.8	8.0
iGS21-08	Core	419.7	423.5	3.8	10.5
iGS21-08	Core	517.6	522.1	4.6	6.3
iGS21-08	Core	535.5	537.5	2.0	11.9
iGS21-09	Core	390.1	391.5	1.4	6.2
iGS21-09	Core	422.5	423.5	1.1	5.9
iGS21-10	Core	424.6	428.8	4.2	17.2
iGS21-10	Core	433.1	434.0	0.9	12.6
iGS21-11	Core	416.4	417.6	1.2	9.7
iGS21-11	Core	436.5	442.0	5.5	25.5
iGS21-12	Core	389.5	391.1	1.5	5.4
iGS21-12	Core	441.8	451.0	9.1	11.0
Including	Core	442.6	448.1	5.5	15.5

Previously released 2021 Drill Results from SPZ at Granite Creek, estimated true widths 70-80%
Drillhole ID	Type	From (m)	To (m)	Length (m)	Au (g/t)
iGS21-01	Core	386.6	392.7	6.1	12.8
iGS21-03	Core	391.4	398.5	7.1	16.3
iGS21-04	Core	288.0	289.6	1.5	37.36
iGS21-04	Core	326.3	329.8	3.4	16.4
iGS21-04	Core	336.7	337.9	1.2	44.14
iGS21-04	Core	468.3	478.5	10.2	14.7
iGS21-05	Core	398.4	403.7	5.3	16.5
iGS21-05	Core	444.7	451.4	6.7	5.1

Table 1a Collar Coordinates
UTM	Drillhole ID	East m	North m	Elevation m	Azimuth	Dip
NAD83 Zone 11	iGS21-01	478579	4554235	1466	308	-46
	iGS21-03	478323	4554119	1556	352	-55
	iGS21-04	478323	4554116	1556	340	-64
	iGS21-05	478327	4554119	1554	351	-59
	iGS21-06	478325	4554119	1554	338	-59
	iGS21-07	478541	4554160	1472	315	-46
	iGS21-08	478541	4554161	1472	311	-48
	iGS21-09	478578	4554235	1466	315	-45
	iGS21-10	478579	4554416	1550	280	-67
	iGS21-11	478579	4554414	1550	286	-73
	iGS21-12	478580	4554411	1549	265	-67

Figure 1 - Long Section View

>10.0 g/t Au
5.0 - 10.0 g/t Au
Comus contact
Otto fault
NE fault
Otto/Adam Peak Zone
Ogee Zone
iGS21-07
17.2 g/t Au - 3.8 m
22.0 g/t Au - 3.4 m
iGS21-03*
16.5 g/t Au - 5.3 m
iGS21-01*
12.8 g/t Au - 6.1 m
iGS21-11
25.5 g/t Au - 5.5 m
iGS21-12
11.0 g/t Au - 9.1 m
iGS21-10
17.2 g/t Au - 4.2 m
iGS21-04*
14.7 g/t Au - 10.2 m
South Pacific Zone
Open
Open
100 m
Looking northwest
* denotes previously released assay
Plunge 00
Azimuth 330

Figure 2 - Oblique Plan View

N
iGS21-10
17.2 g/t Au - 4.2 m
iGS21-11
25.5 g/t Au - 5.5 m
iGS21-12
11.0 g/t Au - 9.1 m
iGS21-04*
14.7 g/t Au - 10.2 m
South Pacific Zone
iGS21-01*
12.8 g/t Au - 6.1 m
iGS21-07
17.2 g/t Au - 3.8 m
22.0 g/t Au - 3.4 m
iGS21-03*
16.5 g/t Au - 5.3 m
Otto/Adam Peak
Ogee
Comus contact
Otto fault
NE fault
>10.0 g/t Au
5.0 - 10.0 g/t Au
150 m
* denotes previously released assay

Figure 3 - Property Location Map

The Granite Creek Property is strategically located proximal to Nevada Gold Mines’ Turquoise Ridge and Twin Creeks mines at the north end of the Battle Mountain-Eureka Trend, at its intersection with the Getchell gold belt in Nevada.

QAQC Procedures

All samples were submitted to Paragon Geochemical Assay Laboratories (PAL) of Sparks, NV, which is an ISO 9001 and 17025 certified and accredited laboratory, independent of the Company. Samples submitted through PAL are run through standard prep methods and analyzed using FA-Pb30-ICP (Au; 30g fire assay) and 48MA-MS (48 element Suite; 0.5g 4-acid digestion/ICP-MS) methods. PAL also undertake their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration. i-80 Gold Corp’s QA/QC program includes regular insertion of CRM standards, duplicates, and blanks into the sample stream with a stringent review of all results. Historic holes were assayed by various accredited laboratories. Refer to the November 9th, 2021 Granite Creek Mine Project Preliminary Economic Assessment NI 43-101 Technical Report for information on historic assays.

Qualified Person

Tim George, PE, is the Qualified Person for the information contained in this press release and is a Qualified Person within the meaning of National Instrument 43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a well-financed, Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company’s advanced-stage property portfolio to complement existing gold production from the Ruby Hill open pit.

For further information, please contact:

Ewan Downie - CEO

Matt Gili - President & COO

Matthew Gollat - EVP Business & Corporate Development

1.866.525.6450

Info@i80gold.com

www.i80gold.com

Certain statements in this release constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws, including but not limited to, the expansion or mineral resources at Granite Creek and the potential of the Granite Creek project, . Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate”, “scheduled”, “forecast”, “predict” and other similar terminology, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These statements reflect the Company’s current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.